[redacted]

PUBLIC

13011033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67016

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pragma Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Park Avenue South, 20th Floor
(No. and Street)

New York (City) New York (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Giardina 917-484-8307
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Pragma Securities, LLC
(A Limited Liability Company)

Report on Statement of Financial Condition

December 31, 2012

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

Pragma Securities, LLC
(A Limited Liability Company)

Report on Statement of Financial Condition

December 31, 2012

OATH OR AFFIRMATION

I, Salvatore Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pragma Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

Jodi Lu Baldassano
Queens County
Reg # 01BA6209919
8/13/09 - 8/13/13

[signature]
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Bound separately
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRAGMA SECURITIES, LLC

Index

Facing Page

	Page
Independent Auditors' Report	2-3
Statement of Financial Condition December 31, 2012	4
Notes to Statement of Financial Condition	5-13

Independent Auditors' Report

To the Member
Pragma Securities, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Pragma Securities, LLC (the Company), a wholly-owned subsidiary of Pragma Weeden Holdings, LLC, as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pragma Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
February 27, 2013

PRAGMA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$7,828,193
Due from clearing broker	100,022
Other receivables	904,462
Due from Parent and affiliates	193,666
Fixed assets, net	519,400
Capitalized software, net	1,713,857
Net investment in direct financing lease	69,888
Restricted cash	429,756
Prepaid expenses and other assets	361,559
Total	$12,120,803

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$1,378,598
Due to affiliate	13,750
Accrued expenses and other liabilities	340,808
Deferred rent	75,826
Total	1,808,982
Commitments	
Member's equity	10,311,821
Total	$12,120,803

See Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and nature of business:

Pragma Securities, LLC (the "Company"), a New York Limited Liability Company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation.

The Company is a wholly-owned subsidiary of Pragma Weeden Holdings LLC ("PWH" or the "Parent"). The majority owners of the Parent are Weeden Investors, L.P. ("WILP") and Pragma Group Investors LLC ("PGI").

The Company provides algorithmic trading services in exchange for commissions and fees to institutional clients, other broker-dealers and securities exchanges.

The majority of the Company's commission revenues are from a commission-sharing arrangement with Weeden & Co., L.P. ("Weeden"), a subsidiary of WILP. Under this agreement, the Company provides algorithmic trading services to Weeden in exchange for the net commission profits earned by Weeden for its customers' usage of the Company's algorithmic trading system. The Company also provides algorithmic trading services to Weeden for its proprietary use, on a per-share basis.

The Company may execute securities transactions for its customers as an introducing broker and has an agreement with another broker-dealer ("clearing broker") which clears transactions, carries customers' accounts on a fully disclosed basis and performs record keeping functions for the Company's customers.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed federally-insured limits.

Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation. Depreciation of computer equipment, furniture, fixtures, equipment and computer software is provided on the straight-line method over the estimated useful lives of the related assets, which are approximately three to five years. Leasehold improvements are amortized on a straight-line basis over the lease term. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

Note 2 - Significant accounting policies (continued):

Capitalized software:

Substantially all of the Company's computer software is for internal use, as defined. The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for the costs of computer software developed for internal use, as prescribed by accounting principles generally accepted in the United States of America ("GAAP").

The Company capitalizes compensation costs incurred during the application development stage of internally-developed software or incurred in order to modify such software solely to meet the Company's internal needs. The costs of upgrades and enhancements to the Company's software are also capitalized if it is probable that those expenditures will result in additional functionality. Related research and development costs are charged to expense as incurred. In addition, during the software's development or modification, no substantive plan exists or is in the process of being developed to market the software externally. The Company amortizes capitalized software costs on a straight-line basis over a five-year period, which for accounting purposes, is the estimated economic life of the software.

Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2012, management determined that no impairment adjustment related to these capitalized costs was necessary.

Use of estimates:

The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Commission income and related clearing expenses are recorded on a trade-date basis.

Stock-based compensation:

Under the Parent's PWH Membership Interest Option Plan (the "PWH Plan"), Company employees, directors and consultants may be granted options to purchase PWH Class B Units. The options are only exercisable if there is a liquidity event, as defined. The options terminate based on the terms of the plan and each optionholder's option agreement, which is generally upon or subsequent to the termination of an optionholder's employment. Unless there is certainty of a liquidity event in the near future, there is no compensation expense recorded upon the issuance of these options.

Note 2 - Significant accounting policies (concluded):

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the income of the Company is taxable to its ultimate members based on their respective percentage ownerships of the Company. In addition, the Company files a New York City unincorporated business tax ("UBT") return. The Company files a consolidated/combined federal and state and New York City UBT income tax returns with the Parent. For accounting purposes, the UBT expense, as calculated using the NYC allocation factor, is pushed down to the Company as it is PWH's primary operating entity. Deferred income taxes are not material.

The Company has no unrecognized tax benefits at December 31, 2012. The Company's U.S. Federal, state and NYC UBT income tax returns prior to fiscal year 2009 are closed and the Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and if applicable, includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Subsequent events:

The Company has evaluated subsequent events through February 27, 2013, which is the date this financial statement was issued.

Note 3 - Due from clearing broker:

The Company has a clearing agreement with a clearing broker which provides the clearing and depository operations for the Company's security transactions. Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $100,000. This deposit is included in Due from clearing broker in the statement of financial condition. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

Note 4 - Other receivables:

Other receivables represent commissions receivable from brokers, hedge funds, and securities exchanges relating to the use of the Company's algorithmic trading software. Other receivables are stated at the amount that management expects to collect on the outstanding balances. Approximately 93% of other receivables at December 31, 2012 were from three customers.

Note 4 - Other receivables (concluded):

The Company's management determines an allowance for doubtful accounts based on its assessment of the collectability of individual accounts. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Based on the review of other receivables as of December 31, 2012, management determined that an allowance for doubtful accounts is not necessary.

In 2012, the Company entered into a License Agreement with its sublandlord, whereby the Company subleases a portion of the office to the sublandlord. As of December 31, 2012, there was no outstanding receivable from the sublandlord related to this License Agreement.

Note 5 - Fixed assets:

At December 31, 2012, fixed assets are comprised of:

	Acquisition Value	Accumulated Depreciation	Net Book Value
Computer equipment	$2,341,695	$ 1,932,295	$409,400
Computer software	247,202	185,280	61,922
Furniture, fixtures and equipment	98,333	77,223	21,110
Leasehold improvements	110,669	83,701	26,968
Totals	$2,797,899	$2,278,499	$519,400

Note 6 - Capitalized software:

At December 31, 2012, the Company has $3,952,348 of capitalized software, $950,415 of which was capitalized during the year ended December 31, 2012. Accumulated amortization of capitalized software as of December 31, 2012 is $2,238,491.

Capitalized software consists of an allocation of compensation costs incurred for certain employees, for their services rendered during the application development stage of internally-developed software or to modify such software solely to meet the Company's internal needs. Compensation costs incurred in the preliminary project stage, as well as costs relating to training, data conversion and maintenance during the post-implementation/operation stage are expensed as incurred.

Note 7 - Financial statements with off-balance sheet risk:

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. When executing transactions for customers, the Company will introduce all of its customer transactions, which are not reflected in this financial statement, to its clearing broker, which maintains the customers' accounts and clears such transactions. These activities may expose the Company to off-balance-sheet risk in the event that customers or other brokers do not fulfill their contracted obligations to deliver cash or securities to the clearing broker, as the Company agreed to indemnify its clearing broker for any resulting losses. The Company will continually assess the risk associated with each customer and broker and will record an estimated loss if management believes collection from the customer or broker is unlikely.

The Company's customer securities activities are transacted on a delivery vs. payment basis. The Company does not extend margin to its customers.

The clearing operations for the customers' securities are provided by one clearing broker, a large financial institution. The Company is subject to credit risk should this clearing broker be unable to fulfill its obligations.

The Company maintains cash in bank deposit accounts, which usually exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 8 - Net capital requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1(the "Rule"), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10:1.

The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital of $250,000, but eliminates the need to calculate aggregate indebtedness. At December 31, 2012, the Company had regulatory net capital of $7,505,990, which was $7,255,990 in excess of its required minimum regulatory net capital of $250,000.

Note 9 - Related party transactions:

The Company has a commission-sharing agreement with Weeden. Under this agreement, the Company provides algorithmic trading services to Weeden in exchange for the net commission profits earned by Weeden for its customers' usage of the Company's algorithmic trading system. The Company also provides algorithmic trading services to Weeden for its proprietary use, on a per-share basis.

Note 9 - Related party transactions (continued):

As of December 31, 2012, the Company has a receivable from Weeden in the amount of $144,085, which is reflected in Due from Parent and affiliates in the statement of financial condition.

The Company leased its Connecticut office space from WILP pursuant to a lease agreement which expired on December 31, 2012. The Company decided not to renew this lease. As of December 31, 2012, there was no payable due to WILP relating to office rental.

In January 2011, the Company's Parent, PWH, entered into an agreement with an entity (the "Affiliate") whereby PWH committed to contribute software development and certain administrative services to the Affiliate in exchange for an ownership interest in the Affiliate. PWH fulfilled its obligation under this commitment by entering into a services agreement with the Company whereby the Company charged PWH for software development and administrative services performed by the Company for the Affiliate. The Company charged PWH for these services at a rate equal to its cost for these services plus 10%.

At December 31, 2012, the amount due from Parent for these services, net of various allocated expenses was $20,500 and is included in Due from Parent and affiliates in the statement of financial condition.

On July 1, 2011, the Company entered into a direct finance equipment lease with the Affiliate for a term of three years, where the Affiliate will retain the equipment at the end of the lease term. The Affiliate also has the option at any time during the lease term to purchase the leased equipment for the remaining principal balance. The components of the Company's leased equipment reflected in Net investment in direct financing lease on the statement of financial condition, at December 31, 2012 are as follows:

Minimum lease payments receivable	$72,835
Allowance for uncollectible amounts	-
Net minimum lease payments receivable	72,835
Residual values	-
Deferred initial direct costs	-
	72,835
Less: Unearned income	(2,947)
Net investment in direct financing lease	$69,888

Unearned income is amortized to lease income by the interest method using a constant periodic rate over the lease term.

Note 9 - Related party transactions (concluded):

Minimum lease payments receivable under this direct financing lease as of December 31, 2012 are as follows:

Year Ending December 31:	Amount
2013	$ 46,002
2014	26,834
Total	$ 72,836

At December 31, 2012, the amount due from the Affiliate for various expenses was $29,072 and is reflected in Due from Parent and affiliates on the statement of financial condition.

The Company has engaged a consulting firm (the "Consultant") owned by one of PWH's directors to provide management and industry consulting services to the Company for a two-year period ending December 31, 2012. As of December 31, 2012, the Company had accrued fees payable to Consultant in the amount of $13,750, which is reflected in Due to affiliate in the statement of financial condition. In addition, the Parent issued 80,000 Class B units to the Consultant valued at $79,200 that were redeemable at the Company's option, on a pro-rata basis, if the Consultant terminated his services prior to December 31, 2012. The value of these units was expensed over the two year period and was pushed down to the Company.

Note 10- Commitments:

The Company is obligated under a noncancelable lease agreement for its office space, expiring on March 12, 2014. This lease has provisions for escalations based on specified increases in costs incurred by the landlord. Minimum lease payments, exclusive of escalation charges, are as follows for years ending December 31:

2013	$ 855,000
2014	178,125
Total	$ 1,033,125

Deferred rent of $75,826 represents the difference between rent payable calculated over the life of the lease on a straight-line basis (net of lease incentives) and rent payable on a cash basis.

At December 31, 2012, the Company has utilized a letter of credit in the amount of $427,500 which is collateralized by $429,756 in a bank savings account and reflected as Restricted cash on the statement of financial condition. The letter of credit is used as collateral for the lease for the Company's office space located in New York City.

Note 10- Commitments (concluded):

Pursuant to the lease agreement, the requirement to maintain this letter of credit facility expires on May 12, 2014.

Note 11- Employee equity and benefit plans:

Certain employees of the Company participate in the PGI Option Plan (the "PGI Plan") sponsored by PGI that provides for the granting of unit options to purchase membership interests in PGI to certain employees, directors and consultants, at its discretion.

The options issued under the PGI Plan had various vesting periods ranging from 26-48 months, expiring after the employee's termination date. The unit options were valued by PGI as of the date of grant, using the Black-Scholes formula, with a weighted-average volatility of 30.9% and a term of four years. During the year ended December 31, 2012, there were no options granted, or forfeited and 700 units were exercised. As of December 31, 2012, the PGI Plan had 1,000 unit options outstanding, each with an exercise price of $132.59, and all of which were exercisable. As of December 31, 2012, there are no nonvested costs. There were no options issued by PGI since 2007, therefore the Company did not recognize any compensation costs relating to the PGI Plan during 2012.

Certain employees of the Company participate in the PWH Plan, which provides for the granting of unit options to purchase membership interests in PWH to certain employees, directors and consultants, at its discretion. The PWH Plan also permits the Company to offer its employees, directors and consultants, the opportunity to purchase Class B units at a discount equal to 70% of the Class A book value.

Class B Units have no voting rights and collectively, share in one percent of the profits or losses of the Parent. Upon a liquidity event, as defined, Class B Units have the same profit participation rights, based on the aggregate number of outstanding Class A and Class B Units. In addition, Class B Units have a minimum holding period of six months.

Option activity related to PWH Class B unit options and related information for the year ended December 31, 2012 is as follows:

	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2011	347,611	$3.35
Granted	-	
Forfeited or expired	(58,587)	$3.36
Exercised	-	
Outstanding at December 31, 2012	289,024	$3.35

Note 11- Employee equity and benefit plans (concluded):

The options issued under the PWH Plan are fully-vested upon grant and only exercisable if there is a liquidity event, as defined. The options only terminate upon the termination of an optionholder's employment based on the specific terms of the PWH Plan and each optionholder's agreement. Due to the uncertainty of a liquidity event in the near future, there was no compensation expense recorded relating to these options.

PWH Class B units granted by PWH to the Company's employees and consultants, and related information for the year ended December 31, 2012 is as follows:

	Number of Units	Weighted Average Price per unit
Outstanding at December 31, 2011	155,300	$1.00
Purchased	-	
Granted	-	
Redeemed	(20,800)	$1.15
Outstanding at December 31, 2012	134,500	$1.00

The Company participates in a defined contribution plan through a professional employer organization under which the Company outsources payroll, benefits and human resources administration for the benefit of the Company's employees.